LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Box 278, Mumbai 400 001 • Phone : 22685656 • Fax : 91-22-22685893

E-Mail :

Ref :

03045340

03 DEC 22 7:21

13th November 2003

82-3957

Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094(3-6), 450 Fifth Street N.W.
Washington DC 20549-U.S.A.,

SUPPL

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

Dear Sir,

Sub: Disclosure under Regulation 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992.

Pursuant to the provisions of Regulation 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992, we give below the shareholding of the Directors and the Company Secretary as on date:-

Sl. No.	Name	No. of Equity Shares of Rs.10 each held as on 13.11.2003	% of total shareholding or voting rights
1.	Mr. A.M. Naik Managing Director & Chief Executive Officer	13,377	0.0054
2.	Mr. A. Ramakrishna Deputy Managing Director & President (Operations), ECC Division	8,699	0.0035
3.	Mr. J.P. Nayak Whole-time Director & President (Operations)	6,202	0.0025
4.	Mr. Y.M. Deosthalee Whole-time Director & Chief Financial Officer	11,337	0.0046

Contd. → p/2

dlw 1/5

Sl. No.	Name	No. of Equity Shares of Rs.10 each held as on 13.11.2003	% of total shareholding or voting rights
5.	Mr. K. Venkataramanan Whole-time Director & President (Operations)	7,112	0.0029
6.	Mr. R.N. Mukhija Whole-time Director & Senior Vice President (Operations)	3,696	0.0015
7.	Mr. P.M. Mehta Whole-time Director & Senior Vice President (Operations)	1,994	0.0008
8.	Mr. S.S. Marathe	334	0.0001
9.	Dr. D.V. Kapur	200	0.0001
10.	Mr. S. Rajgopal	NIL	-
11.	Mr. Kumar Mangalam Birla	1,000	0.0004
12.	Mrs. Rajashree Birla	1,000	0.0004
13.	Mr. B.P. Deshmukh	100	-
14.	Mr. K.S.K. Khare	NIL	-
15.	Mr. Kranti Sinha	NIL	-
16.	Mr. S.V. Subramanian Company Secretary	1,240	0.0005

Thanking you,

Yours faithfully,
for **LARSEN & TOUBRO LIMITED**

(S.V. SUBRAMANIAN)
COMPANY SECRETARY